Exhibit 21 to 2006 10-K

LIST OF SUBSIDIARIES

(1)	Convergys Customer Management Group Inc., a corporation organized under the laws of the State of Ohio.

(2)	Convergys Information Management Group Inc., a corporation organized under the laws of the State of Ohio.

(3)	Convergys CMG Utah Inc., a corporation organized under the laws of the State of Utah.

(4)	Convergys CMG Canada Limited Partnership, a limited partnership organized under the laws of the province of Manitoba, Canada.